http://www.emgold.com/s/Home.asp	http://www.emgold.com/s/CorporateInformation.asp	http://www.emgold.com/s/News-2005.asp	http://www.emgold.com/s/Projects.asp	http://www.emgold.com/s/Ceramext_Process.asp	http://www.emgold.com/s/ContactUs.asp
BTV Features Blenz, Emgold and Commerce Resources!

Immediate Release - Thurs. Dec. 8th, 2005 – Vancouver, BC On Dec. 10, 11, & 12th 2005 - on National TV, BTV-Business Television profiles: *View the features online through the video links below*:

Blenz: http://www.b-tv.com/i/videos/blenz.wmv - The Canadian coffee company.  BTV first featured Blenz in 1998 when they began with a few stores in Western Canada.  Now, with more than 35 locations in Canada and over 25 International stores in Japan, China and the U.A.E., the opportunities to serve new customers looks bright.

Emgold Mining Corp. (EMR:TSX.V): http://www.b-tv.com/i/videos/emgoldupdate.wmv

- is an exploration and mining company focused on the re-development of the former Idaho-Maryland Gold Mine located in Grass Valley, California.  Recently, Emgold began exploration and development of several early stage prospects in British Columbia; one containing molybdenum.

Commerce Resources Ltd. (CCV:TSX.V) http://www.b-tv.com/i/videos/commerceresources.wmv  - is an exploration and development company focusing on rare metal deposits like tantalum and niobium with a potential for economic grades and large tonnages.

BTV, a half-hour weekly business program, profiles emerging companies across Canada and the USA.  With Host Taylor Thoen, BTV features companies at their location, interviews the company’s key executives, features their products and services and unveils their plans for future growth.

BTV BROADCAST TIMES:

CANADA: - Ontario: Toronto One (now SUNTV) – Sun. Dec. 11 @ 9:00am EST,

BC/Washington: KVOS TV - Sun. Dec. 11 @ 4pm PST

AB/Calgary: CITY TV – Mon. Dec. 12 @ 3:30pm MST

Bell Express VU and Star Choice – West SUNTV Sun. Dec. 11 @ 6:00am PST & 7:00am MST

U.S. national: - America One – Sat. Dec. 10 @10:30 am EST www.americaone.com

WVVH WVVH WZBN ShelbyTV KKAX WIVM K48BK K27FA WRCF WLLS WLNN W34AX W67CD WYBE WBKA CTV12 VTV WBII WPRQ KXOK KXOC

South Hampton, NY

Plano, IL

Trenton, NJ

Shelby Township

Kingman, AZ

Canton, OH

Dove Creek, CO

Craig, CO

Orlando, FL

Indiana

Boone, NC

Henderson, NC

Sanford, NC

Southern Pines, NC

Bucyrus, OH

Cedar City, UT

Vernal, UT

Ashland, MS

Clarksdale, MS

Enid, OK

Oklahoma City, OK

KWEM KEEN KMCA TV9 WRBD DKAO KTYJ NSU22 WBCF W35AY WJTS WGTN KCCE W35BB IMAGE KPIF K23BJ UPN23 WEBU WLMO WHAN

Stillwater, OK

Las Vegas

Redding, CA

Troy, OH

Pensacola, FL

Marshalltown

Coeur d’Alene, ID

Natchitoches, LA

Florence, AL

Hilton Head Island, SC

Jasper, IN

Worthington, MN

San Luis Obispo, CA

Dublin, GA

Erie, Pa

Pocatello, ID

Lake Havasu City, AZ

Hornell, NY

Webb, MS

Lima, OH

Salem, IN

FOR INFORMATION ON BTV CALL: (604) 575-3002 www.b-tv.com